Exhibit 16.1

May 25, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated May 25, 2018, of RW Holdings NNN REIT, Inc. and are in agreement with the statements contained in the second, third, fourth and sixth  paragraphs on page 1  therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the material weaknesses in internal control over financial reporting included in the fourth paragraph on page 1 therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2016 financial statements.

/s/ Ernst & Young LLP